[redacted]

10027073

SEC Mail Processing Section
FEB 26 2010
Washington, DC
122

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48741

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GEI BROKERAGE, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE IBM PLAZA, SUITE 2600
(No. and Street)

CHICAGO (City) IL (State) 60611 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

NORMAN GOLDSTEIN 312-671-4434
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BAERSON, WITONSKI, BERKOWITZ & RUBIN LLC
(Name – *if individual, state last, first, middle name*)

900 SKOKIE BLVD. SUITE 250 (Address) NORTHBROOK (City) IL (State) 60062-4014 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

mR

AB 3/6

OATH OR AFFIRMATION

I, NORMAN GOLDSTEIN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GEI BROKERAGE, INC., as of DECEMBER 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NO EXCEPTIONS

OFFICIAL SEAL
LORI F GOLDSTEIN
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:12/11/13

Signature

NORMAN GOLDSTEIN, PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GEI BROKERAGE, INC.

AUDITED FINANCIAL STATEMENTS

AS OF AND FOR THE YEAR ENDED

DECEMBER 31, 2009

BAERSON, WITONSKI, BERKOWITZ & RUBIN LLC

GEI Brokerage, Inc.
Audited Financial Statements
For the Year Ended December 31, 2009

TABLE OF CONTENTS

BAERSON, WITONSKI, BERKOWITZ AND RUBIN LLC
CERTIFIED PUBLIC ACCOUNTANTS

CHARLES R. BAERSON, C.P.A.
DANIEL M. WITONSKI, C.P.A.
SCOTT A. RUBIN, C.P.A.
BARRY B. BERKOWITZ, C.P.A.

900 SKOKOIE BLVD., SUITE 250
NORTHBROOK, IL 60062
TELEPHONE: (847) 504-1100
FAX: (847) 504-1199
E-MAIL: CPA@BWPBR.COM

Independent Auditors' Report

Board of Directors
GEI Brokerage, Inc.

We have audited the accompanying Statement of Financial Condition of GEI Brokerage, Inc. as of December 31, 2009, and the related Statements of Income, Changes in Shareholders' Equity, and Cash Flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GEI Brokerage, Inc. as of December 31, 2009, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in the accompanying Schedule I - Computation of Net Capital Under Rule 15c3-1, and Schedule II - Other Operating Expenses, is presented only for supplementary analysis purposes and are not required parts of the basic financial statements but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Baerson, Witonski, Berkowitz & Rubin LLC

Baerson, Witonski, Berkowitz & Rubin LLC
February 23, 2010

GEI Brokerage, Inc.
Statement of Financial Condition
December 31, 2009

Assets

Current Assets	
Cash	$ 10,961
Commissions Receivable	2,203
Prepaid Expenses	2,470
Total Current Assets	15,634
Total Assets	$ 15,634

Liabilities and Shareholders' Equity

Liabilities		
Due to Affiliate		$ 1,646
Total Current Liabilities		1,646
Shareholders' Equity		
Common Stock - No Par Value		
Authorized	1,000 Shares	
Issued and Outstanding	100 Shares	15,000
Additional Paid In Capital		42,899
Retained Earnings (Deficit)		(43,911)
Total Shareholders' Equity		13,988
Total Liabilities and Shareholders' Equity		$ 15,634

The accompanying notes are an integral part of these financial statements.

GEI Brokerage, Inc.
Statement Of Income
For The Year Ended December 31, 2009

Revenues	
Commission and Concession Income	$ 28,746
Total Revenue	28,746
Operating Expenses	
Regulatory and Licensure Fees	3,145
Other Operating Expenses - Schedule II	40,724
Total Operating Expenses	43,869
Operating Income (Loss)	(15,123)
Net Income (Loss)	$ (15,123)

The accompanying notes are an integral part of these financial statements.

GEI Brokerage, Inc.
Statement of Changes In Shareholders' Equity
For the Year Ended December 31, 2009

	Common Stock	Additional Paid-in Capital	Retained Earnings/ (Deficit)
Balance, January 1, 2009	$ 15,000	$ 25,276	$ (28,788)
Capital Contributions	-	17,623	-
Net Income (Loss)	-	-	(15,123)
Balance, December 31, 2009	$ 15,000	$ 42,899	$ (43,911)

The accompanying notes are an integral part of these financial statements.

GEI Brokerage, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2009

Cash Flows From Operating Activities:	
Net Income (Loss)	$ (15,123)
Adjustments to Reconcile Net Loss to Net Cash used in Operating Activities:	
Decrease in Commissions Receivable	229
Increase in Prepaid Expenses	(126)
Decrease in Due to Affiliate	(1,500)
Net Cash Used in Operating Activities	(16,520)
Cash Flows From Financing Activities:	
Additions to Paid-in Capital	17,623
Net Cash Provided by Financing Activities	17,623
Net Increase in Cash	1,103
Cash, January 1, 2009	9,858
Cash, December 31, 2009	$ 10,961
Supplemental Disclosures:	
Income Taxes Paid	$ 0
Interest Paid	0

The accompanying notes are an integral part of these financial statements.

GEI Brokerage, Inc.
Notes to Financial Statements
As of and For the Year Ended December 31, 2009

Note 1. Organization

GEI Brokerage, Inc. (the "Company") was incorporated in Illinois in 1995 to permit Norman Goldstein, one of the two shareholders in the Company, to continue in the business of selling mutual funds, insurance products and direct participation programs, following his voluntary termination of his relationship with SunAmerica Securities, Inc., a registered broker/dealer in Phoenix, AZ ("SunAmerica"). Mr. Goldstein had been selling such investments initially as a registered representative and ultimately as "OSJ" (Office of Supervisory Jurisdiction) Principal for SunAmerica and its predecessors since 1988. In 1996 the Company received final approval from the appropriate regulatory authorities to commence business as a limited purpose broker/dealer, authorized to sell mutual funds, insurance products and direct participation programs only on a direct-way basis from the issuers of these investments. The investment products are sold primarily to persons who are clients or who become clients of GEI Financial Services, Inc. ("Financial"), a company with the same shareholders as GEI Brokerage, Inc.

The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA), the successor organization to the National Association of Securities Dealers (NASD).

Note 2. Significant Accounting Policies

Financial Statement Presentation

The Company's financial statements are presented on the accrual basis of accounting.

Recognition of Income and Related Expenses

The Company records commission income and concessions from the sale of mutual funds, insurance products and direct participation programs on the date the Issuer determines the Company is entitled to receive the commission/concession or when the Issuer acknowledges the completion of the underlying sale.

Regulatory Expenses

Expenses related to obtaining and maintaining standing with regulatory agencies are expensed over the period to which they apply.

Note 2. Significant Accounting Policies (Continued)

Federal Income Taxes

The Company has elected under Subchapter S of the Internal Revenue Code not to be taxed on its income and its shareholders' shall report their respective pro-rata shares of the income of the Corporation on their own tax returns. Therefore no provision for federal income taxes is necessary.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Note 3. Operating Agreement/Related Party Transactions

Effective January 1, 2004, the Company executed an amended and restated operating agreement with two affiliated companies, both of which are owned by the same shareholders. The agreement provides for reimbursement to one affiliate for the expenses it has paid on behalf of the Company. These expenses include rent and other operating expenses. The agreement identifies the expenses that are to be shared with specificity. The agreement has a provision that allocates the expenses among the three companies based on the revenues generated by each company. There is a provision for adjustment going forward.

As such, management calculated and recorded the Company's estimated shared expenses under this agreement for 2009 in the amount of $31,123. The Company paid $13,500 of the expense to its affiliate and was relieved of the remaining liability of $17,623. Pursuant to the written Expense-Sharing Agreement, the affiliate has the right to waive the payment of the remaining liability and has done so. The Company recorded the $17,623 as additional paid-in-capital.

The Company believes its written Expense-Sharing Agreement and the accounting procedures it follows with regard to it, are in accordance with the guidance presented in FINRA's October, 2003 "Notice to Members" and the SEC's July 11, 2003 letter to FINRA regarding "Recording Certain Broker-Dealer Expenses and Liabilities".

Note 4. Concentration of Business

One of the Company's sources of business is commissions on sales of investments to a few clients of GEI Financial Services, Inc., a related party, or to employees as well as family members and friends of the employees of GEI Financial Services, Inc. The amount of gross revenues earned by the Company in a particular year is based on the investment sales referred to above plus "trails" with respect to investment sales made in prior years and 12b-1 fees earned during the current year. Therefore the gross revenues of the Company may vary from year to year.

Note 5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2009 the Company had net capital, as defined, of $9,315 which was in excess of its required net capital (including reserve amount) of $6,000, in the amount of $3,315. As of December 31, 2009 the Company's net capital ratio was in compliance with the SEC requirement that all broker/dealers maintain a ratio of no more than 15 to 1 between aggregate indebtedness and liquid assets.

Non-allowable assets for purposes of the Net Capital Requirement are computed as follows:

Per Balance Sheet December 31, 2009:	
Commissions Receivable	$ 2,203
Prepaid Expenses	2,470
	4,673
Less:	
Commissions Receivable relating to new business	-
Balance Non-Allowable	$ 4,673

Note 6. Other Income Tax Matters

As of December 31, 2009, the Company had a $28,901 Illinois net loss deduction carry forward (NLD) available for use against any Illinois taxable income on a going forward basis. The loss originated in 2008. There is no provision in Illinois law that allows a carry back for losses arising in tax years ending on or after December 31, 2003. Thus, the Company must carry forward the loss. Illinois allows a twelve year carry forward. Thus, the expiration date for the loss is December 31, 2021.

Supplementary Information
Schedule I
GEI Brokerage, Inc.
Computation of Net Capital Under Rule 15c3-1
Of the Securities and Exchange Commission
December 31, 2009

Net Capital:		
Total Shareholders' Equity	$	13,988
Shareholders' Equity Not Allowable for Net Capital		0
Total Shareholders' Equity Qualified For Net Capital		13,988
Liabilities Subordinated to Claims of General Creditors Allowable in Computation of Net Capital		0
Other Allowable Credits		0
Total Capital and Allowable Subordinated Liabilities		13,988
Nonallowable Assets (Prepaid Expenses and Commissions Receivable)		(4,673)
Net Capital	$	9,315
Aggregate Indebtedness:		
Total Current Liabilities	$	1,646
Total Aggregate Indebtedness	$	1,646

Computation of Basic Net Capital Requirement

Minimum Net Capital Required 6.67% of Aggregate Indebtedness	$	110
Minimum Dollar Net Capital Requirement		5,000
Net Capital Requirement (Including Reserve Amount)		6,000
Excess Net Capital		4,315
Excess Net Capital at 1000%		9,150
Percentage of Aggregate Indebtedness to Net Capital		17.67%

See Independent Auditors' Report.

Supplementary Information
Schedule I
GEI Brokerage, Inc.
Computation of Net Capital Under Rule 15c3-1
Of the Securities and Exchange Commission
December 31, 2009

Net Capital:		
Total Shareholders' Equity	$	13,988
Shareholders' Equity Not Allowable for Net Capital		0
Total Shareholders' Equity Qualified For Net Capital		13,988
Liabilities Subordinated to Claims of General Creditors Allowable in Computation of Net Capital		0
Other Allowable Credits		0
Total Capital and Allowable Subordinated Liabilities		13,988
Nonallowable Assets (Prepaid Expenses and Commissions Receivable)		(4,673)
Net Capital	$	9,315
Aggregate Indebtedness:		
Total Current Liabilities	$	1,646
Total Aggregate Indebtedness	$	1,646

Computation of Basic Net Capital Requirement

Minimum Net Capital Required 6.67% of Aggregate Indebtedness	$	110
Minimum Dollar Net Capital Requirement		5,000
Net Capital Requirement (Including Reserve Amount)		6,000
Excess Net Capital		4,315
Excess Net Capital at 1000%		9,150
Percentage of Aggregate Indebtedness to Net Capital		17.67%

See Independent Auditors' Report.

GEI Brokerage, Inc.
Supplementary Information
Schedule II
Other Operating Expenses
For The Year Ended December 31, 2009

Other Operating Expenses

Operating Agreement with Affiliate	$	31,123
Insurance		526
Accounting Fees		9,025
Professional Licenses		50
Total Other Operating Expenses	$	40,724

See Independent Auditors' Report.

Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker- Dealer Claiming Exemption From SEC Rule 15c3-3

Board of Directors
GEI Brokerage, Inc.

In planning and performing our audit of the financial statements of GEI Brokerage, Inc. (the Company), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, comparisons and recordation of differences required by rule 17a-13.

(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from

unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect on a timely basis misstatements or noncompliance with the applicable regulatory requirements described above. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles or to administer the applicable regulatory requirements such that there is more than a remote likelihood that a misstatement of the entity's financial statements or noncompliance with the applicable regulatory requirements, that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements, or material noncompliance with the applicable regulatory requirements, will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses. We did not identify any deficiencies in internal control and control activities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of

this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management of the Company, the SEC, the Financial Industry Regulatory Authority (FINRA), and any other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Baerson, Witonski, Berkowitz & Rubin LLC
Northbrook, IL
February 23, 2010

GEI BROKERAGE, INC.

AUDITED FINANCIAL STATEMENTS

FOR THE YEAR ENDED

DECEMBER 31, 2009

BAERSON, WITONSKI, BERKOWITZ & RUBIN LLC
CERTIFIED PUBLIC ACCOUNTANTS